UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of Earliest Event Reported):	December 15, 2017

FIRST MID-ILLINOIS BANCSHARES, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	0-13368	37-1103704
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1421 CHARLESTON AVENUE
Mattoon, Illinois 61938
(Address and Zip Code of Principal Executive Offices)

(Registrant’s Telephone Number, including Area Code): (217) 234-7454

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X ]	Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

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Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]
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Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
Effective as of December 15, 2017, the Compensation Committee of the Board of Directors of First Mid-Illinois Bancshares, Inc. (the “Company”) approved the accelerated vesting of all of the outstanding restricted stock unit awards held by its executive officers, including its named executive officers.  The outstanding awards were granted in January of 2015, 2016 and 2017 under the Company’s 2007 Incentive Stock Plan, and they generally would have vested at the end of a three year performance period ending on December 31, 2017, 2018 and 2019, respectively, based on the level of attainment of pre-established performance goals.  In settlement of the outstanding awards, each award holder will receive 90% of the number of shares of the Company’s common stock issuable if the performance goals had been attained at the maximum levels, together with the dividend equivalents that have accrued with respect to such shares.

The named executive officers, and the number of shares issuable pursuant to the vested units are:

Joseph R. Dively Chairman, President and Chief Executive Officer	15,444 shares
Michael L. Taylor Senior Executive Vice President and Chief Financial Officer	7,595 shares
Eric S. McRae Executive Vice President	5,056 shares
Bradley L. Beesley Executive Vice President	3,163 shares

The decision to accelerate the vesting of these awards was made in connection with the redesign of the Company’s long-term incentive compensation program.

Each executive holding outstanding stock unit awards executed an agreement substantially in the form filed with this Current Report on Form 8-K as Exhibit 10.1 and incorporated herein by reference.

Item 9.01.     Financial Statements and Exhibits

(d)   Exhibits

Exhibit 10.1     Agreement to Accelerate the Vesting of the First Mid-Illinois Bancshares, Inc. Stock Unit Awards.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST MID-ILLINOIS BANCSHARES, INC.

Dated: December 19, 2017

By:
Joseph R. Dively
Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit
Number	Description

10.1	Agreement to Accelerate the Vesting of the First Mid-Illinois Bancshares, Inc. Stock Unit Awards.